

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 24, 2009

Steven Charles Manthey
10940 Wilshire Boulevard, Suite 1600
Los Angeles, California 90024

>   **Re: Manthey Redmond Corporation**
>   **Registration Statement on Form S-1**
>   **Filed November 10, 2009**
>   **File No. 333-161600**

Dear Mr. Manthey:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Business, page 1

1.　　We note your response to prior comment 3. It remains unclear why you continue to state in the first paragraph that Manthey Redmond (US) intends to "research, design, manufacture" and "develop" the technology when you have contracted with Manthey Holdings Pty Limited in Australia to provide those services. Please also state, if true, that the Company has no assets, business operations, or employees currently located in the US. We note that Mr. Manthey appears to be based in Australia.

2.　　At the end of the first paragraph, disclose that all three agreements are with Australian affiliates that are owned and controlled by the officer and directors of Manthey Redmond (US).

3.   Clarify, if true, that the Company currently has no co-development and co-licensing agreements with manufacturers in the US.

4.   Given that the Company has no source of revenues other than the investment agreement and the Company's management controls the entities that are the recipients of funds pursuant to the other agreements, it is not clear why you included disclosure that the company "is not obligated to use funds received under the investment agreement to pay obligations owed under the patent license agreement or development agreement." Please revise.

Risk Factors, page 3

The Investment Agreement…, page 3

5.   Expand the caption to also state that the Company's officer and directors control Manthey Redmond (Aust) Pty Ltd, so there is little or no likelihood that they would seek to enforce the investment agreement in the event of breach, if true.

The directors and executive officers…, page 4

6.   Revise the risk factor, which currently states that "the Company's headquarters and research and [sic] facility are located outside the United States," since the company does not have a headquarters and does not own the research facility.

The Company may find it difficult to protect the technology…, page 5

7.   Revise the caption to specifically state that the technology licensed by the Company is not protected by a patent.

Determination of Offering Price, page 7

8.   Expand to disclose the per share price paid for all outstanding common stock to date and the current dollar amount of assets of the Company.

Selling Shareholders, page 7

9.   We note your response to comment 13. Tell us whether "Allied Securities Inc" is a broker-dealer or an affiliate of a broker dealer and if it is not, tell us what business it engages in.

Resales of Securities…, page 13

10.   Since the Company is registering the resale transactions on behalf of selling shareholders, it is not clear why this disclosure is included in the registration statement. Please revise or advise.

The Business, page 15

Development Agreement with Manthey Holdings Pty Limited, page 16

11.   Since the Company will be dependent on Manthey Holdings Pty Limited for the development of the products it intends to market, please expand the disclosure to include a physical description of the engineering facility. Also disclose how many employees will conduct research and development related to the technology on a full time basis on behalf of the Company.

The Company, page 17

12.   In view of all the related parties, include a diagram to graphically depict their relationships to one another, and identify the majority owners of each entity.

13.   We note your response to prior comment 16 and your revised disclosure.

- Your current disclosure does not appear to explain why the Redmond affiliates have created this US company and will pay it $40,000 a month, $30,000 of which will then be paid to Manthey Holdings, rather than simply funding the development of this product by furnishing the funds to Manthey Holdings directly. Please revise your disclosure to clarify.

- We note your statement that Manthey Redmond (Aust) "holds no assets" other than cash from Redmond Family Holdings Pty, yet you do not appear to have disclosed how investors can evaluate the likelihood that either of these two entities can meet the financial obligations of Manthey Redmond (Aust). Please revise your disclosure to explain how investors can rely on continued payments from Manthey Redmond (Aust). If investors should not rely on such obligations, please revise your disclosure, including your summary and risk factors accordingly.

Background of the Directors and Executive Officers, page 21

14.   Expand the disclosure to identify some of the hotels in Sydney that are owned and operated by the Redmond Company.

Experts, page 2

15.   Please identify the attorney who is issuing an opinion on the legality of the securities being registered here.

Financial Statements, page 25

16.   We refer to prior comment 29. Please update your financial statements per Rule 8-08 of Regulation S-X.

17.   To this regard, we note the Auditor's Consent in your Form S-1 Amendment No. 1 filing is dated November 5, 2009 and the Audit Report is dated August 26, 2009, except for Note 5 as to which the date is November 6, 2009. When you file your updated financial statements, please file an updated consent that is not dated earlier than the report date. Also, please have your auditor revise their consent to properly refer to the date as indicated in their report.

Note 3. Related party Transactions, page F-7

18.   We note from your response to our prior comment 24 that you intend to account for the non-refundable investment payments of $40,000 per month from Manthey Redmond (Aust), as fully disclosed on page F-8, as other income upon receipt of payments. Since Manthey Holdings and the Redmond Family Holdings Pty Ltd are the majority owners of both Manthey Redmond (Aust) and the Company, these investment payments should be accounted for as a capital contribution. See SAB Topic 5:T and paragraph 68 of CON 6 for guidance. Please revise your financial statements to account for these investment payments as a capital contribution rather than as other income and revise the disclosures in the notes to your financial statements to disclose this accounting treatment.

19.   We note from your response to our prior comment 31 that you do not consider the registrant and Manthey Redmond (Aust) to be successor-predecessor as the former exploits specific leased Technology and the latter develops unproved concepts. However, in that same response you indicate that the registrant was established for the purpose of opening up the US market for the product which is to be developed from the intellectual property owned by Manthey Redmond (Aust), which appears to represent a continuation of the same business although now conducted through another entity.

• As we note (i) that the owners of the Manthey Redmond (Aust) joint venture and their affiliates also owned approximately 63% of the registrant, (ii) that Manthey Redmond (Aust) and Manthey Redmond (US) have identical board of directors as more fully disclosed on page 2, and (iii) that the owners will continue to fund the registrant through payments made by the Manthey Redmond (Aust) joint venture, tell us how you concluded that the historical financial results of the Manthey Redmond (Aust) joint venture, specifically the losses incurred from its inception, would not be meaningful to investors of the registrant and would not be required by Regulation S-X.

• Tell us whether the Manthey Redmond (Aust) joint venture performed research and developments activities on any other products and whether it now holds or expects to hold patents and intellectual property other than those related to the Eco-Engine.

- Tell us who managed the operations of Manthey Redmond (Aust) both before and after the Patent Licensing Agreement between Manthey Redmond Corporation and Manthey Redmond (Aust) was signed and consummated. Identify for us and describe the function of those parties who served in both management groups.

- Tell us whether the Manthey Redmond (Aust) joint venture holds any assets, including any patents, on its books as of September 30, 2009. We note from page 18 that the joint venture applied for patent protection for the Manthey Redmond Eco-Engine on June 26, 2009. In addition, we note from page 17 that Redmond Family Holdings Pty Ltd had contributed an aggregate of $1.55 million to the joint venture from inception thru July 2009. Tell us whether the entire amount was expended in the joint ventures research and development activities.

20.   Please refer to our prior comment 32. We note from your response that information was added on page 1 and page 14 of the prospectus, but we were not able to locate where you have fully addressed our concerns or fully provided the related disclosures. In this regard, we reissue our prior comment 32. As previously requested, please provide us with and disclose in your filing a clear description of your plans for development and manufacturing after the Development Agreement terminates.

Signatures

21.   We note your response to our prior comment 28. However, it does not appear that you have identified the "controller or principal accounting officer" who is required to sign the registration statement. Please revise accordingly.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or in his absence, Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Lee W. Cassidy, Esq.